CanAlaska Uranium Ltd.

Consolidated Financial Statements

April 30, 2014, 2013 and 2012

(Expressed in Canadian dollars, except where indicated)

Deloitte LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC V7X 1P4

Canada

Tel: 604-669-4466

Fax: 778-374-0496

www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

CanAlaska Uranium Ltd.

We have audited the accompanying consolidated financial statements of CanAlaska Uranium Ltd. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at April 30, 2014 and April 30, 2013, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three year period ended April 30, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CanAlaska Uranium Ltd. and subsidiaries as at April 30, 2014 and April 30, 2013, and their financial performance and their cash flows for each of the years in the three year period ended April 30, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that the Company does not earn revenues from its operations, incurred a net loss of $0.7 million during the year ended April 30, 2014, and has a deficit of $81.6 million at April 30, 2014. Accordingly, the Company depends on its ability to raise financing in order to discharge its commitments and liabilities in the normal course of business. These matters, along with the other matters set forth in Note 2, indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

/s/Deloitte LLP

Chartered Accountants

July 29, 2014

Vancouver, Canada

CanAlaska Uranium Ltd.

Consolidated Statements of Financial Position

As at April 30, 2014 and 2013

(Expressed in Canadian dollars except where indicated)

	April 30 2014 $000’s	April 30 2013 $000’s
Assets
Current assets
Cash and cash equivalents (note 5)	1,044	1,265
Trade and other receivables	52	58
Available-for-sale securities (note 6)	414	86
Total current assets	1,510	1,409

Non-current assets
Reclamation bonds	189	203
Property and equipment (note 7)	294	375
Mineral property interests (note 8)	813	1,238
Total assets	2,806	3,225

Liabilities
Current liabilities
Trade and other payables	382	195

Equity
Common shares (note 9)	73,205	73,205
Equity reserve (note 10)	10,807	10,682
Investment revaluation reserve	(24)	(1)
Deficit	(81,564)	(80,856)
	2,424	3,030
	2,806	3,225

Going Concern (note 2)
Commitments (note 13)
Subsequent Events (note 17)

Approved by the Audit Committee of the Board of Directors

“Peter Dasler”	“Jean Luc Roy”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Net Loss and Comprehensive Loss

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

	2014	2013	2012
	($000's)	($000's)	($000's)

EXPLORATION COSTS
Mineral property expenditures	271	632	4,825
Mineral property write-offs (note 8)	357	137	451
Write-down on reclamation bonds	3	110	-
Equipment rental income	(12)	(3)	(157)
Recoveries on option payments received (note 8)	(746)	-	-
	(127)	876	5,119
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees	402	834	1,255
Depreciation and amortization (note 7)	80	108	136
Loss (gain) on disposal of property and equipment	5	4	(7)
Foreign exchange loss (gain)	1	(1)	(4)
Insurance, licenses and filing fees	98	85	115
Interest income	(10)	(24)	(119)
Other corporate costs	33	67	164
Investor relations and presentations	22	52	132
Rent	26	127	134
Share-based payments (note 10)	125	176	319
Travel and accommodation	9	19	68
Management fee income	(30)	(46)	(363)
Impairment of available-for-sale securities (note 6)	74	83	122
Premium on flow-through shares (note 9)	-	-	(202)
	835	1,484	1,750

Net loss for the year	(708)	(2,360)	(6,869)

Other comprehensive loss
Items that may be subsequently reclassified to profit or loss:
Unrealized loss on available-for-sale securities (note 6)	23	54	214
Total comprehensive loss for the year	(731)	(2,414)	(7,083)

Basic and diluted loss per share ($ per share)	(0.03)	(0.11)	(0.34)

Basic and diluted weighted average common shares outstanding (000's)	22,066	22,058	20,425

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Changes in Equity

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

				Investment Revaluation Reserve $000’s	Accumulated Deficit $000’s	Total Equity $000’s

	Common Shares		Equity Reserve $000’s
	Shares 000’s	Amount $000’s
Balance-May 1, 2011	19,830	72,108	10,170	267	(71,627)	10,918
Issued on private placement for cash	2,223	1,168	-	-	-	1,168
Warrants issued on private placement	-	-	12	-	-	12
Issued to acquire mineral property interest	5	4	-	-	-	4
Share issuance costs	-	(70)	-	-	-	(70)
Share-based payments	-	-	324	-	-	324
Unrealized loss on available-for-sale securities	-	-	-	(214)	-	(214)
Net loss for the year	-	-	-	-	(6,869)	(6,869)
Balance-April 30, 2012	22,058	73,210	10,506	53	(78,496)	5,273
Share issuance costs	-	(5)	-	-	-	(5)
Share-based payments	-	-	176	-	-	176
Change in fair value of available-for-sale securities	-	-	-	(137)	-	(137)
Reclassification of losses on available-for-sale securities to earnings	-	-	-	83	-	83
Net loss for the year	-	-	-	-	(2,360)	(2,360)
Balance-April 30, 2013	22,058	73,205	10,682	(1)	(80,856)	3,030
Issued to acquire mineral property interest	10	1	-	-	-	1
Share issuance costs	-	(1)	-	-	-	(1)
Share-based payments	-	-	125	-	-	125
Unrealized loss on available-for-sale securities	-	-	-	(23)	-	(23)
Loss for the year	-	-	-	-	(708)	(708)
Balance-April 30, 2014	22,068	73,205	10,807	(24)	(81,564)	2,424

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Consolidated Statements of Cash Flows

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

	2014	2013	2012
	$000’s	$000’s	$000’s
Cash flows used in operating activities
Net loss for the year	(708)	(2,360)	(6,869)
Items not affecting cash
Impairment of available-for-sale securities (note 6)	74	83	122
Loss (gain) on disposal of property and equipment	5	4	(7)
Depreciation and amortization (note 7)	80	108	136
Premium on flow-through shares (note 9)	-	-	(202)
Mineral property write-offs	357	137	451
Write-down on reclamation bonds	3	110	-
Other	-	-	10
Recoveries on option payments received	(746)	-	-
Share-based payments (note 10)	125	176	319
Interest income	(10)	(24)	(119)
	(820)	(1,766)	(6,159)
Interest received	15	30	118
Change in non-cash operating working capital
Decrease in trade and other receivables	2	180	181
Increase (decrease) in trade and other payables	187	(1,640)	(670)
	(616)	(3,196)	(6,530)
Cash flows from/used in financing activities
Issuance of common shares (net of share issue costs)	(1)	(5)	1,311
	(1)	(5)	1,311
Cash flows from/used in investing activities
Additions to mineral property interests	(19)	(20)	(10)
Acquisition of property and equipment	-	(2)	(43)
Option payments received	385	75	-
Proceeds from disposal of property and equipment	20	19	26
Reclamation bond	10	-	(2)
	396	72	(29)

Decrease in cash and cash equivalents	(221)	(3,129)	(5,248)

Cash and cash equivalents - beginning of year (note 5)	1,265	4,394	9,642

Cash and cash equivalents - end of year (note 5)	1,044	1,265	4,394

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

1	Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties. The Company may brings the properties to production, structures joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage. From time to time, the Company evaluates new properties and directs exploration on these properties based on the Board of Director’s evaluation of financial and market considerations at the time. On December 30, 2013, the Company’s shares commenced trading on the TSX Venture Exchange under the symbol “CVV” and ceased trading on the Toronto Stock Exchange. The Company’s shares are also quoted on the Over-The-Counter Bulletin Board (“OTCBB”) in the United States under the symbol “CVVUF” and the Frankfurt Stock Exchange under the symbol “DH7N”. The Company’s registered office is located at 625 Howe Street, Suite 1020, Vancouver, British Columbia, V6C 2T6, Canada.

2	Going Concern

These consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent acquisition costs incurred to date, net of recoveries.

At April 30, 2014, the Company had cash and cash equivalents of $1.0 million (April 30, 2013: $1.3 million) (note 5) and working capital of $1.1 million (April 30, 2013: $1.2 million). The Company does not earn revenues from its operations, incurred a net loss of $0.7 million during the year ended April 30, 2014, and has a deficit of $81.6 million at April 30, 2014. Management believes that the cash on hand is sufficient to meet corporate, administrative and selected exploration activities for at least the next twelve months and closed a substantial cash injection transaction following the year end (note 17). Management may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects. Management has taken steps to streamline non-discretionary expenditures and financial overheads and is working to option, joint venture or sell its individual exploration projects. The above factors may cast substantial doubt regarding the Company’s ability to continue as a going concern.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with and in compliance with International Financial Reporting Standard as issued by the International Accounting Standards Boards (“IFRS”). The policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS issued and effective at April 30, 2014. These consolidated financial statements were approved by the Board of Directors for issue on July 29, 2014.

b)	Basis of preparation

These consolidated financial statements are presented in Canadian dollars. The consolidated financial statements are prepared on the historical cost basis except for certain financial instruments that are measured on the fair value basis.

These consolidated financial statements include the accounts of CanAlaska and its wholly-owned subsidiaries including:

  CanAlaska Resources Ltd. U.S.A., a Nevada company
  CanAlaska West McArthur Uranium Ltd., a B.C. company
  Golden Fern Resources Limited, a New Zealand company
  Poplar Uranium Limited., a B.C. company

Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases. All inter-company transactions, balances, income and expenses have been eliminated on consolidation.

These consolidated financial statements also include the Company's share of the jointly held assets, its jointly incurred liabilities, and its share of the revenues and expenses of the CanAlaska Korean Uranium Limited Partnership (“CKULP” or the “Partnership” or the “CKU Partnership”) and CanAlaska Korean Uranium Limited.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

c)	Share-based payments

The Company operates an equity-settled, share-based compensation plan, under which the entity receives services from employees and non-employees as consideration for equity instruments (options) of the Company. The total amount to be expensed is determined by reference to the fair value of the options granted.

The fair value of share-based compensation is determined using the Black-Scholes option-pricing model and management’s assumptions as disclosed in note 10. When a stock option is exercised, the Company recognizes an increase in its share capital equivalent to the consideration paid by the option holder and the fair value amount previously recognized in equity reserve. The fair value of any stock options granted to directors, officers and employees of the Company is recorded as an expense over the vesting period of the options with a corresponding increase in equity reserve.

d)	Income taxes

Income tax expense consists of current and deferred tax expense. Income tax is recognized in the consolidated statement of net loss and comprehensive loss except to the extent it relates to items recognized directly in equity, in which case the related taxes are recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates substantially enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:

•	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;
•	initial recognition of goodwill;
•	investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to the set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

e)	Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has adopted a policy to (i) allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered and (ii) recognize an income tax provision upon filing of appropriate renunciation forms with the Canadian taxation authorities for qualifying expenditures previously incurred.

The allocation of the proceeds is made based on the residual difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income when the Company has the intention to renounce the expenditures with the Canadian taxation authorities for qualifying expenditures previously incurred. The deferred tax impact, if any, is recorded at the same time.

f)	Property and equipment

Property and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss. Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company provides for amortization of its property and equipment as follows:

Automotive	30% declining balance basis
Leasehold improvements	30% declining balance basis
Mining equipment	30% declining balance basis
Office equipment	20% declining balance basis

g)	Exploration and evaluation expenditures

Exploration and evaluation expenditure include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are expensed as incurred as mineral property expenditures. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in the statement of comprehensive loss.

Acquisition costs are capitalized to the extent that these costs can be related directly to the acquisition of a specific area of interest where it is considered likely to be recoverable by future exploitation or sale.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property and equipment. Subsequent costs are capitalized to the respective mineral property interests.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of expensing all costs relating to exploration for and development of mineral claims and crediting all proceeds received for option or farm-out arrangements or recovery of costs against the mineral expenditures.

Option payments made by an interested acquirer are recorded as a reduction of the value of the asset, with any excess over the carrying value of the asset recorded into income.

h)	Impairment of non-financial assets

At each reporting date, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates, generally by mineral property interests. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. For exploration and evaluation assets, indication of impairment includes but is not limited to expiration of the rights to explore, substantive expenditure in the specific area is neither budgeted or planned, and if the entity has decided to discontinue exploration activity in the specified area.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s non-financial assets are impaired. External sources of information management considers include changes in market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its non-financial assets. Internal sources of information management consider include the manner in which non-financial assets are being used or are expected to be used and indications of economic performance of the assets.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

i)	Foreign currencies

The functional and presentation currency of the Company and its subsidiaries is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the spot rates prevailing at the date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the date of the transaction and not revalued every period.

j)	Financial assets and liabilities

Financial assets held are cash and cash equivalents, trade and other receivables and available-for-sale securities. Financial liabilities are trade and other payables.

These are classified into the following specified categories: available-for-sale (“AFS”) financial assets, loans and receivables and other liabilities. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Available-for-sale securities held by the Company that are traded in an active market are classified as being AFS and are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in other comprehensive income ("OCI") in the investments revaluation reserve with the exception of significant or prolonged losses which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in the consolidated statement of net loss and comprehensive loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the financial position reporting date. The change in fair value attributable to translation differences that result from a change in amortized cost of the asset is recognized in profit or loss. Trade and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. Other financial liabilities are measured at amortized cost.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3 Summary of Significant Accounting Policies (continued)

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Loans and receivables
Available-for-sale securities	Available-for-sale
Trade and other receivables	Loans and receivables
Trade and other payables	Other financial liabilities

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
  Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s available for sale investments are classified as Level 1 financial instruments. There have been no transfers between fair value levels during the reporting period.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For unlisted shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment. For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or
  default or delinquency in interest or principal payments; or
  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade and other receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an accounts receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statement of net loss and comprehensive loss. With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

k)	Investment revaluation reserve

Investment revaluation reserve includes unrealized gains and losses on available-for-sale securities, none of which are included in the calculation of net earnings or losses until realized or until there is a significant or prolonged decline in the investments value.

l)	Cash and cash equivalents

Cash and cash equivalents consist of cash deposits in banks, bankers’ acceptances and certificates of deposits (note 5) and are readily convertible into a known amount of cash with maturity days of three months or less.

m)	Decommissioning liabilities

Obligations associated with the decommissioning of tangible non-current assets are recorded as provisions when those obligations are incurred, with the amount of the liability initially measured at management’s best estimates. These obligations are capitalized in the accounts of the related non-current assets and are amortized over the useful lives of the related assets. It is possible that the Company's estimates of its ultimate decommissioning liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or costs estimates. Changes in estimates are accounted for prospectively from the period these estimates are revised. There are no decommissioning liabilities obligations as at April 30, 2014 and April 30, 2013.

n)	Equity

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of issue costs.

o)	Provisions

A provision is recognized in the statement of financial position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

p)	Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

q)	Loss per share

Basic loss per common share is calculated by dividing the loss attributed to shareholders for the period by the weighted average number of common shares outstanding in the period. Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. Stock options, shares to be issued, and warrants outstanding are not included in the computation of diluted (loss) earnings per share if their inclusion would be anti-dilutive.

r)	Segment reporting

A segment is a component of the Company that is distinguishable by economic activity (business segment), or by its geographical location (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Company operates in one business segment, the exploration of mineral property interests.

s)	New accounting standards adopted

The following standards were adopted effective May 1, 2013.

(i) IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation was required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The adoption of this standard had no effect on the Company's consolidated financial statements.

(ii) IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under previous IFRS, entities had the choice to proportionately consolidate or equity account for interests in jointly controlled entities. The adoption of this standard had no effect on the Company's consolidated financial statements.

(iii) IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity's financial position, financial performance and cash flow. The adoption of this standard had no effect on the Company's consolidated financial statements.

(iv) IFRS 13, Fair Value Measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on May 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at May 1, 2013.

(v) The Company has adopted the amendments to IAS 1 effective May 1, 2013. These amendments required the Company to group other comprehensive income by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The adoption of this standard had no effect on the Company's consolidated financial statements.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

3	Summary of Significant Accounting Policies (continued)

t)	Future Accounting Pronouncements

Unless otherwise noted, the following new or revised standards will be effective for the Company in future periods.

(i) IFRS 9 Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments - Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

(ii) IFRIC 21, Accounting for Levies imposed by Governments, clarifies that the obligating event giving rise to a liability to pay a levy is the activity described in the relevant legislation that triggers payment of the levy. IFRIC 21 is effective for the Company beginning on May 1, 2014. The Company is currently assessing the impact of this guidance.

4	Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

4	Significant Accounting Judgments and Estimates (continued)

a)	Critical judgments

•	The Company believes that the cash on hand at April 30, 2014 is sufficient to meet corporate, administrative and selected exploration activities for at least the next twelve months and that the presentation of these consolidated financial statements on a going concern basis is appropriate.
•	The Company has determined that it will account for its investment in CKU Partnership as a joint operation to reflect its joint control with the Korean Consortium. In assessing whether the Company has joint control the Company assessed whether all the parties, or a group of the parties, control the arrangement. This assessment necessarily involves judgment as to whether the Korean Consortium and the Company have equal contractual rights and powers in governing the financial and operating policies of the Partnership or appointing and removing members of the Partnership’s Board of Directors and each of the parties have rights to the assets and has obligations for the liabilities related to the CKU Partnership.
•	The Company decided not to recognize deferred tax assets arising from Canadian exploration expenses, capital losses and unused tax losses as it considered it not to be probable that taxable income will be available in the near future to offset the reversal of these items.
•	Under IFRS, the Company ;may elect a policy for accounting for costs related to exploration and evaluation expenditures to either capitalize or expense the costs as incurred until a decision is made that commercial exploitation is probable, from which point the costs are capitalized. The Company has elected a policy to expense all costs related to exploration and evaluation expenditures.
•	Management assesses each mineral property interest at each reporting period to determine whether any indication of impairment exists, and if events or changes in circumstances indicate that the carrying value may not be recoverable. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as future capital requirements and assessments of preliminary assay results. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties.

b)	Estimates

•	the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for stock options and warrants in the consolidated statements of comprehensive loss;
•	the accounting and recognition of income taxes which is included in the consolidation statement of net loss and comprehensive loss and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position; and,
•	the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

5	Cash and Cash Equivalents

	April 30, 2014 $000’s	April 30, 2013 $000’s
CKULP funds	176	290
Option-in advance	93	116
Cash in bank and other short term deposits	775	859
Total	1,044	1,265

CKULP funds are held by the Company for expenditures on the properties held by the CKULP.

Option-in advance are advance cash funding by joint venture partners on various exploration properties.

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are readily convertible to cash, with an original maturity of 90 days or less as follows:

	April 30, 2014 $000’s	April 30, 2013 $000’s
Cash	319	364
Short-term investments	725	901
Total	1,044	1,265

6 Available-for-Sale Securities

	April 30, 2014		April 30, 2013
	Cost $000’s	Fair Value $000’s	Cost $000’s	Fair Value $000’s
Pacific North West Capital Corp.	17	17	42	42
Westcan Uranium Corp.	-	-	6	6
Mega Uranium Ltd.	3	11	6	6
Makena Resources Inc.	155	80	-	-
Copper Reef Mining Corp.	20	10	-	-
MPVC Inc.	225	259	-	-
Other available-for-sale securities	18	37	33	32
Total	438	414	87	86

The Company reviewed the carrying values of its available-for-sale securities, and after considering where the decreases on fair value were significant or prolonged, the Company recognized an impairment on available-for-sale securities of $74,000 during the year ended April 30, 2014 (2013: $83,000; 2012: $122,000).

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

7	Property and Equipment

Property and equipment are comprised of the following:

	Automotive $000’s	Leasehold improvements $000’s	Mining equipment $000’s	Office equipment $000’s	Total $000’s
Cost
At May 1, 2012	82	270	1,024	501	1,877
Additions	-	-	-	2	2
Disposals	(57)	-	(2)	(47)	(106)
At April 30, 2013	25	270	1,022	456	1,773
Disposals	-	-	-	(1)	(1)
At April 30, 2014	25	270	1,022	455	1,772

Accumulated Depreciation and Amortization
At May 1, 2012	(67)	(105)	(821)	(380)	(1,373)
Depreciation and amortization	(4)	(20)	(61)	(23)	(108)
Disposals	54	-	2	27	83
At April 30, 2013	(17)	(125)	(880)	(376)	(1,398)
Depreciation and amortization	(3)	(20)	(42)	(15)	(80)
Disposals	-	-	-	-	-
At April 30, 2014	(20)	(145)	(922)	(391)	(1,478)

Carrying Value
At April 30, 2013	8	145	142	80	375
At April 30, 2014	5	125	100	64	294

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

8	Mineral Property Interests

The Company holds approximately 742,000 hectares of mining claims in the Athabasca region located across the provinces of Saskatchewan and Manitoba in Canada. The holdings are through 18 projects which are in various stages of exploration and discovery.

The Company also holds mining claims in Alaska and British Columbia. The Company held a property in New Zealand which it sold in March 2014 (note 8(k)).

Details of acquisition costs and mineral property impairments for the years ended April 30, 2014 and April 30, 2013 respectively are as follows:

Project ($000’s)	May 1, 2012	Additions/ write-offs	April 31, 2013	Additions/ write-offs/Recoveries	April 30, 2014
Athabasca Basin
Cree East (a)	-	-	-	-	-
West McArthur (b)	65	-	65	-	65
Fond du Lac	120	-	120	-	120
Grease River (c)	133	-	133	(57)	76
Cree West	48	(48)	-	-	-
Key Lake	24	-	24	-	24
NW Manitoba (d)	16	-	16	(8)	8
Poplar (e)	166	-	166	(35)	131
Helmer	107	-	107	-	107
Lake Athabasca (f)	118	-	118	(20)	98
Alberta	11	(11)	-	-	-
Hodgson (g)	109	-	109	(102)	7
Arnold	35	(35)	-	-	-
Collins Bay (h)	-	-	-	-	-
McTavish	74	-	74	-	74
Carswell (i)	173	(37)	136	(136)	-
Ruttan	-	15	15	-	15
Patterson (j)	-	4	4	(2)	2
Other	53	-	53	-	53
New Zealand
Reefton, NZ (k)	24	-	24	(24)	-
Other
Other Projects, Various (l)	80	(6)	74	(41)	33
Total	1,356	(118)	1,238	(425)[1]	813

1 Includes mineral property write-offs of approximately $357,000, disposal of the Reefton project of approximately $24,000, net option payments of approximately $63,000 and additions to mineral property interests of approximately $19,000.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

8	Mineral Property Interests (continued)

	Total
Summary of option payments remaining due by CanAlaska in the years ending April 30	Cash $000’s	Spend[1] $000’s	Shares
2015	-	-	-
2016		600	30,000
Thereafter	-	3,000	80,000

1 Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s mineral property interests. The cumulative spend is at the Company’s discretion under an option. It may not be the Company’s intention to pay the option, in which case the expenditure will not be incurred.

	Total
Summary of option payments receivable by CanAlaska in the years ending April 30 [2]	Cash $000’s	Spend [1] $000’s	Shares
2015	25	3,475	3,500,000
2016	25	3,925	750,000
Thereafter	-	13,025	7,500,000

1 Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s properties.

2 Represents optionees' commitments to maintain certain interest in the Company’s properties (see note 8(d), note 8(j) and note 8(l)).

a)	Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 58,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium (“Consortium”) to develop Cree East. Under the terms of agreements, the Korean Consortium invested $19.0 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period (April 30, 2013: 50%; April 30, 2012: 50%). The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The total expenditures on the property for the year ended April 30, 2014 was $223,000 (2013: $184,000; 2012: $2,733,000) and has a carrying value of $nil.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

8	Mineral Property Interests (continued)

b)	West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10.0 million and by making a $1.0 million payment upon completion of the $10.0 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1.0 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred. The total expenditures on the property for the year ended April 30, 2014 was $37,000 (2013: $193,000; 2012: $1,633,000) and has a carrying value of approximately $65,000.

c)	Grease River, Saskatchewan

In May and September 2013, the Company recognized an impairment on certain of its Grease River claims of approximately $57,000 as it did not renew its permits on these claims.

d)	NW Manitoba, Manitoba

In September 2013, the Company entered into an option agreement with NEX-listed MPVC Inc. ("MPVC") for an interest in the NW Manitoba project. The project covers 143,603 hectares along the Saskatchewan/Manitoba border. In January 2014, the option agreement was revised whereby MPVC may earn an 80% interest in the project by carrying out a three stage $11.6 million exploration program, make a cash payment of $35,000, issue 12 million common shares and issue 6 million common share purchase warrants. In February 2014, the option agreement with MPVC was amended to extend the date of certain provisions of the agreement from February 28, 2014 to March 14, 2014. In consideration for amending the option agreement, MPVC paid a non-refundable deposit in the amount of $50,000 on March 14, 2014 to the Company. The NW Manitoba property has a carrying value of approximately $8,000.

e)	Poplar, Saskatchewan

In May 2013, November 2013 and February 2014, the Company recognized an impairment on certain of its Poplar claims of approximately $35,000 as it did not renew its permits on these claims.

f)	Lake Athabasca, Saskatchewan

In July 2013 and April 2014, the Company recognized an impairment on certain of its Lake Athabasca claims of approximately $20,000 as it did not renew its permits on these claims.

g) Hodgson, Saskatchewan

In May and July 2013, the Company recognized an impairment on its Hodgson claim of approximately $109,000 as it did not renew its permits on this property. In December 2013, the Company re-acquired through staking three blocks of claims totalling 11,492 hectares west of the Cigar Lake mine for $6,895.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

8	Mineral Property Interests (continued)

h)	Collins Bay, Saskatchewan

In June 2013, the Collins Bay Extension option agreement dated July 4, 2009 and subsequently amended on March 29, 2011 with Bayswater Uranium Corporation ("Bayswater") was amended whereby the option period was extended from six years to eight years. In consideration for the extension, the Company accelerated its staged common share issuances and issued 10,000 common share on July 12, 2013 (note 8). As a result, in July 2013, the Company issued an aggregate of 20,000 common shares under the amended option agreement for the Collins Bay Extension project.

i)	Carswell, Saskatchewan

In January 2014, the Company recognized an impairment on its Carswell claim of approximately $136,000 as it did not renew its permits on this property.

j)	Patterson – Saskatchewan

In January 2013, the Company acquired three block of claims, totalling 6,687 hectares located in the Patterson Lake area of the western Athabasca basin. In August 2013, the Company optioned the claims to Makena Resources Inc ("Makena"). Makena may earn a 50% interest in the property by making cash payments totalling $100,000 by June 1, 2015, issuing 2,500,000 common share by June 1, 2015 and incurring exploration expenditures totalling $1.4 million by September 30, 2016. The Patterson property has a carrying value of approximately $2,000.

k)	Reefton – New Zealand

In September 2012, Atlantic Industrial Minerals Inc. (“Atlantic”) entered into an option agreement to acquire 100% interest in the Reefton project, in South Island, New Zealand by paying $300,000 in staged payments, issuing 300,000 shares of Atlantic to the Company and reimbursing the Company for the annual permit fees for the property from 2012 to 2015 which are approximately $50,000 per year and drilling 1,500 metres by December 31, 2014. In September 2012 and October 2012, the Company received $50,000 from Atlantic for the 2012/2013 annual permit fee as part of an operating agreement. On August 21, 2013, the option agreement with Atlantic was terminated.

In March 2014, the Company entered into a purchase agreement to sell the exploration permit for the Reefton project to Stevenson Mining Ltd. ("Stevenson") for aggregate purchase consideration of $20,000. The Company recognized a loss on disposal of the Reefton project of approximately $4,000.

l)	Other Projects

BC Copper, British Columbia

BC Copper is comprised of approximately 7,000 hectares located in south central British Columbia. In March 2012, the Company optioned the claims to Tyrone Docherty. Tyrone Docherty may earn a 50% interest in the property by making exploration expenditures of $470,000 by July 2014. In May 2012 the Company amended the agreement where a third party, Discovery Ventures Ltd and Docherty could earn 50% interest for the expenditure of $250,000 by July 1 2014. No amounts were received. On July 2, 2013, the option agreement with Tyrone Docherty and Discovery Venture Ltd. was terminated.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

8	Mineral Property Interests (continued)

Hanson, Saskatchewan

In July, August and November 2013, the Company staked the Hanson project which consists of fourteen blocks of claims in the area of the Pikoo kimberlite discovery, totalling 17,272 hectares located in Saskatchewan for $10,374.

In January 2014, the Company entered into a purchase agreement for two claim blocks in the Hanson project to Copper Reef Mining Corp. ("Copper Reef") for aggregate purchase consideration of $50,000 (received) in cash and the issuance of 1,000,000 (500,000 common shares received) common shares in the capital of Copper Reef and completion of $50,000 of exploration expenditures. The Company retains a 2% net smelter royalty in the agreement. The Hanson property has a carrying value of $nil.

Kasmere, Manitoba

In March 2014, the Company entered into a binding agreement to sell its interest in its Kasmere South project in northwestern Manitoba to private company East Resources Ltd. for an aggregate cash payment totalling $1.8 million. The Company retains a 2.5% net smelter royalty on any future production. On March 28, 2014, the Company received a non-refundable cash payment of $200,000 from East Resources Ltd. Subsequent to year end, the Company also received the remaining cash instalments of $100,000 and $1.5 million on May 30, 2014 and June 26, 2014 respectively.

9	Share Capital

The Company has authorized capital consisting of an unlimited amount of common shares without par value.

Share Issuances

In July 2013, the Company issued 10,000 common shares under the option agreement for the Collins Bay Extension project (see note 8(h)).

In March 2012, the Company issued 283,000 common shares for gross proceeds of $121,690. A finder’s fee of $4,867 in cash and 11,320 warrants were issued in connection with the financing. Each finder’s warrant entitles the holder to purchase on additional common share for a period of eighteen months from the closing date, at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,825 which was determined using the Black Scholes model.

In March 2012, the Company issued 1,522,000 flow-through common shares for gross proceeds of $776,220. A finder’s fee of $31,049 in cash and 60,880 warrants were issued in connection with the financing. $68,490 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering. Each finder’s warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $9,816 using the Black Scholes model.

In May and October 2012, the Company incurred share issuance costs totalling approximately $5,000.

In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

9	Share Capital (continued)

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500. $133,805 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering.

10	Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 4,400,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2011	1,790	1.03
Granted	1,340	0.54
Expired	(191)	1.00
Forfeited	(15)	1.00
Outstanding – April 30, 2012	2,924	0.81
Granted	1,358	0.26
Expired	(661)	1.09
Forfeited	(23)	1.21
Outstanding – April 30, 2013	3,598	0.55
Granted	1,592	0.12
Expired	(753)	0.69
Forfeited	(586)	0.34
Outstanding – April 30, 2014	3,851	0.20

As at April 30, 2014, the following stock options were outstanding:

Number of options outstanding 000’s		Number of options exercisable 000’s	Exercise price	Expiry date (Fiscal Year)
	971	971	$0.25	2015
	1,288	1,288	$0.25	2018
	1,592	1,592	$0.12	2019
Total	3,851	3,851

On September 26, 2013, the Company, after receipt of regulatory and shareholder approvals, repriced an aggregate of 1,502,500 previously granted stock options, from original exercise prices ranging from $0.42 to $1.00 per share, to a revised price of $0.25 per share. All other terms of the stock options remained unchanged. The incremental fair value of these repriced options were $19,834 was recognized as an expense during the year ended April 30, 2014.

For the year ended April 30, 2014, total share-based compensation expense was $124,363 (2013: $175,981; 2012: $324,295), which was recognized as share-based payments expense in the year.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

10	Share Stock Options and Warrants (continued)

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2011	3,439	2.44
Granted	72	0.55
Expired	(2,200)	2.74
Outstanding – April 30, 2012	1,311	1.83
Expired	(1,239)	1.90
Outstanding – April 30, 2013	72	0.55
Expired	(72)	0.55
Outstanding – April 30, 2014	-	-

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange or the TSX Venture Exchange. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the year ended April 30, 2014:

Options
Weighted average fair value	$0.07
Forfeiture rate	15.4%
Risk-free interest rate	1.12% - 1.15%
Expected life	2.21 – 2.24 years
Expected volatility	113.4% - 118.2%
Expected dividend	0%

The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the year ended April 30, 2013:

Options
Weighted average fair value	$0.13
Forfeiture rate	15.4%
Risk-free interest rate	1.1% - 1.26%
Expected life	2.4 – 2.54 years
Expected volatility	78.7% - 93.8%
Expected dividend	0%

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

10	Share Stock Options and Warrants (continued)

The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the year ended April 30, 2012:

	Warrants	Options
Weighted average fair value	$0.16	$0.24
Forfeiture rate	0%	15.40% - 15.42%
Risk-free interest rate	1.28%	1.08% - 1.74%
Expected life	1.5 years	1.48 – 2.79 years
Expected volatility	84%	82% - 94%
Expected dividend	0%	0%

11	Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of directors and key management of the Company for the years ended April 30, 2014, April 30, 2013 and April 30, 2012 were as follows. Certain compensation is paid to Schimann Consultants, a company controlled by the VP of Exploration.

($000’s)	2014 $	2013 $	2012 $
Employment benefits	220	272	450
Schimann Consultants	82	131	160
Directors fees	-	80	95
Share-based compensation	118	129	242

The directors and key management were awarded the following share options under the employee share option plan during the year ended April 30, 2014:

Date of grant	Number of options	Exercise price	Expiry
November 5, 2013	1,103,750	$0.12	November 5, 2018
January 7, 2014	400,000	$0.12	January 7, 2019

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

12	Income Tax

Income tax expense differs from the amount computed by applying the combined Canadian federal and provincial income tax rates, applicable to CanAlaska Uranium Ltd., to the income (loss) before tax provision due to the following:

	2014 $000’s	2013 $000’s	2012 $000’s
Loss before income taxes	(708)	(2,360)	(6,869)
Canadian federal and provincial income tax rates	26.00%	25.40%	26.39%
Income tax (recovery)/ expense based on Canadian federal and provincial income tax rates	(184)	(599)	(1,813)
Increase (decrease) attributable to:
Non-deductible expenditures	72	84	465
True-up of tax provisions in respect of prior years	335	(65)	117
Flow-through shares renounced	-	-	329
Tax losses expired	110	-	-
Changes in unrecognized deferred tax assets	51	474	861
Changes in deferred tax rates and other	(384)	106	41
Income tax expense (recovery)	-	-	-

Unrecognized deductible temporary differences, unused tax losses, and unused tax credits are attributable to the following:

	2014 $000’s	2013 $000’s
Non-capital loss carry forwards	11,853	12,066
Available for sale investments	373	324
Excess tax value of property and equipment over book value	1,529	1,448
Mineral property interests	22,226	21,813
Share issuance costs	63	173
Investment tax credit	563	1,020
	36,607	36,844

The Company has income tax loss carry-forwards of approximately $9,679,126 (April 30, 2013 - $10,088,893) for Canadian tax purposes. These un-recognized tax losses will expire between 2015 to 2034.

The Company has investment tax credits of approximately $563,095 (April 30, 2013 - $1,019,763) for Canadian tax purposes. These un-recognized investment tax credits will expire between 2030 to 2034.

The Company has income tax loss carry-forwards of approximately $101,103 (April 30, 2013 - $99,818) for the United States tax purposes. These un-recognized tax losses will expire between 2026 to 2034.

The Company has income tax loss carry-forwards of approximately $2,072,762 (April 30, 2013 - $1,877,789) for New Zealand tax purposes. These un-recognized tax losses are carried forward indefinitely.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

13	Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2015	150
2016	133
Thereafter	7
Total	290

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 8).

The Company has sub leased its Vancouver office space to reduce its operating costs. However, the Company is committed for the full office lease amount.

14	Financial Instruments

The fair value of the Company’s cash and cash equivalent, trade and other receivables, available-for-sale securities and trade and other payables approximate their carrying values due to the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

a)	Currency Risk

The Company’s presentation and functional currency is the Canadian dollar. The Company is therefore exposed to the financial risk related to the fluctuation of foreign exchange rates, both in the New Zealand dollar relative to the Canadian dollar , and in the US$ relative to the Canadian dollar. A 10% change in either of these currencies would not have a significant impact on the comprehensive loss.

The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

14	Financial Instruments (continued)

b)	Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and trade and other receivables. To mitigate exposure to credit risk, the Company deposits cash and cash equivalents with high quality large Canadian financial institutions as determined by rating agencies.

As at April 30, 2014, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and trade and other receivables.

c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is reliant upon equity issuances as it source of cash. The Company manages liquidity risk by maintaining an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash and cash equivalents to capital and operating needs. For further information related to liquidity refer to note 2.

d)	Interest Rate Risk

The Company’s interest income earned on cash and cash equivalents is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

15	Management of Capital

The Company considers its capital to consist of common shares, stock options and warrants. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

CanAlaska Uranium Ltd.

Notes to the Consolidated Financial Statements

For the years ended April 30, 2014, April 30, 2013 and April 30, 2012

(Expressed in Canadian dollars except where indicated)

16	Geographic Segmented Information

The Company operates in one business segment, the exploration of mineral property interests. The following summarizes the Company’s operations based on the geographic areas in which it operates:

April 30, 2014 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current assets	1,290	6	-	1,296
Total assets	2,771	6	29	2,806
Total liabilities	380	-	2	382
Loss for the year	669	2	37	708

April 30, 2013 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current assets	1,786	6	24	1,816
Total assets	3,185	6	34	3,225
Total liabilities	193	-	2	195
Loss for the year	2,342	9	9	2,360

April 30, 2012 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current assets	2,174	6	24	2,205
Total assets	7,009	6	50	7,065
Total liabilities	1,784	-	8	1,792
Loss for the year	6,454	10	405	6,869

17	Subsequent event

On May 20, 2014, Golden Fern Resources Limited, the Company's wholly owned subsidiary in New Zealand, began liquidation proceedings. The New Zealand subsidiary is being liquidated after the sale of the Reefton project to Stevenson Mining Ltd and there are no significant assets or liabilities remaining in the entity.

On June 26, 2014, the Company received the final cash instalment of $1.5 million from East Resources for the purchase of the Kasmere South project.

On June 30, 2014, the option agreement with Makena Resources Inc. for the Patterson project was amended whereby in exchange for a six month extension on the work program, Makena agreed to return the Patterson Lake North project and the Patterson Lake East project to the Company.